UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DISPATCH AUTO PARTS INC.
(Exact name of registrant as specified in its corporate charter)

000-51818
(Commission File No.)

Florida	20-4200300
(State of Incorporation)	(IRS Employer Identification No.)

 305 ROOSEVELT ROAD, EAST ROCHESTER NY 14445
(Address of principal executive offices)

585-586-5573
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

DISPATCH AUTO PARTS INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

    This Information Statement is being mailed on or about December 10, 2006 to the holders of record as of November 30, 2006, of common stock, par value $0.001 per share ("Common Stock"), of Dispatch Auto Parts Inc., a corporation organized under the laws of Florida ("Company" or "DPPT"). You are receiving this Information Statement in connection with the Company's election of 3 designees of the shareholders of Shan Xi Lv Bao Environmental Eco Industry Management Ltd., a corporation organized and existing under the laws of the Peoples’ Republic of China (“Lv Bao”), to the Board of Directors of the Company (the "Designees").

    Pursuant to a Plan of Exchange dated November 8, 2006 (the "Agreement"), among the Company, Lv Bao, the shareholders of Lv Bao (the "Lv Bao Shareholders") and the Majority Shareholder of the Company (the “Majority Shareholder”), DPPT acquired a 100% interest in Lv Bao in exchange for the issuance of 26,000,000 new shares of DPPT common stock and 100,000 new shares of preferred stock pursuant to Regulation S under the Securities Act of 1933, as amended, to the Lv Bao Shareholders. In addition, Lv Bao and/or the Lv Bao Shareholders acquired 844,500 free trading shares of DPPT Common Stock from the Majority Shareholder, which were retired back to the treasury, in exchange for a payment by Lv Bao and/or the Lv Bao Shareholders of an amount equal to $530,000, less related expenses. DPPT also agreed to vend out the existing subsidiary prior to Closing. Lv Bao then became a wholly-owned subsidiary of the Company. Lv Bao is a company engaged in ecological and environmental management. Specifically, Lv Bao is engaged in municipal garden design and construction, and lawn construction and maintenance. Lv Bao has a total registered capital of RMB5,000,000, and its principal address is 391 Hua Yu Lane, Dong Xin Street, Xi An, Peoples’ Republic of China.

    As a result of the transactions consummated at the closing, shares representing approximately 94% of the Company’s post-issuance outstanding shares of Common Stock were issued to the Lv Bao shareholders, and 100% of the registered capital of Lv Bao was acquired by the Company. Upon completion of the physical exchange of the share certificates, Lv Bao became a wholly-owned subsidiary of the Company. An executed copy of the Agreement is attached hereto as Exhibit 10.

    As of the closing date, Daniel Slocum was President and Director of the Company, Anthony Collura was Secretary and Director of the Company, and Wayne Barney was a Director of the Company. On December 15, 2006, Mr. Slocum will resign as President and Director, Mr. Collura will resign as Secretary and Director, and Mr. Barney will resign as Director. A shareholder vote was held, and the Majority Shareholder appointed Mr. Liu Sheng Li as Chairman of the Board of Directors of the Company. The Majority Shareholder also appointed Mr. Ma, Shun Cheng as President and Director of the Company and Mr. Tian, Wei as Chief Financial Officer and Director of the Company. As a result, there will be a change in the majority of the Board of Directors of the Company, which requires the filing of this Information Statement on Schedule 14F-1.

    Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholder was the holder of a controlling position in the issued and outstanding voting stock of Company, beneficially owning 1,090,000 shares of Common Stock of the Company. As part of the transactions contemplated herein, the Majority Shareholder and his nominee transferred total 844,500 shares of Common Stock of the Company to Lv Bao and/or the Lv Bao Shareholders, in exchange for an aggregate payment of $530,000 by Lv Bao and/or the Lv Bao Shareholders, less related expenses. The Majority Shareholder retained beneficial ownership of 500,000 shares of Common Stock.

THE RETIREMENT OF THE 844,500 SHARES OF COMMON STOCK OF THE COMPANY AND THE ISSUANCE OF 26,000,000 INVESTMENT SHARES OF COMMON STOCK AND 100,000 NEW SHARES OF PREFERRED STOCK OF THE COMPANY TO LV BAO AND/OR THE LV BAO SHAREHOLDERS PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF THE COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY. AS A RESULT, LV BAO AND/OR THE LV BAO SHAREHOLDERS WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

    No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

    On November 30, 2006, there were 1,662,114 issued and outstanding shares of par value $.001 Common Stock. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

    The outstanding shares of Common Stock are the only class of equity securities of the Company currently issued and outstanding.

    The following tables set forth the ownership, as of November 30, 2006, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each director, nominee and executive officer of the Company, (c) by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	245,000 Direct	14.7%
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	255,000 (3) Indirect	15.3%
R. Chris Cottone (4) 555 S. Powerline Road Pompano Beach, FL 33069	400,000 Direct	24.1%
Daniel Luther (5) 3914 Seaton Place Las Vegas, NV 89121	400,000 Direct	24.1%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	245,000 Direct	14.7%
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	255,000 (3) Indirect	15.3%
Anthony Collura 242 Fairport Road East Rochester, NY 14445	0	0%
Wayne Barney 242 Fairport Road East Rochester, NY 14445	0	0%
All directors and officers as a group	500,000	30.1%
Total Outstanding	1,662,114	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3)	Represents 255,000 shares held in the name of Roosevelt Industrial Holdings, Inc., a New York corporation wholly owned by our President, Daniel Slocum.

(4)
R. Chris Cottone received the 400,000 shares of common stock individually for consulting services rendered pursuant to a consulting agreement between the Company and A-Z Consulting, Inc. (“A-Z”), which is attached as an exhibit to this registration statement. Mr. Cottone is the founder and control person of A-Z.

(5)
Daniel Luther received the 400,000 shares of common stock individually for consulting services rendered pursuant to a consulting agreement between the Company and Lugion Associates, Ltd. (“Lugion”), which is attached as an exhibit to this registration statement. Mr. Luther is the founder and control person of Lugion.

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

    The following sets forth information concerning the appointed Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director, nominee or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees or committees performing similar functions for the Board of Directors. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings while Daniel Slocum, Anthony Collura and Wayne Barney were the directors.

Liu, Sheng Li— Chairman of the Board of Directors of the Company

    Mr. Liu is appointed as Chairman of the Board of Directors of the Company. Mr. Liu was born in 1968. He has more than 10 years experience in business management. Mr. Li is one of the founders of Shaanxi Li Bao Ecological Technology Holding Co. ("Li Bao Ecological"), a company related to Lv Bao. Prior to the foundation of Li Bao Ecological in 2002, Mr. Liu served as manager of the Xi An Railroad Bureau. In 1998, Mr. Liu founded Shaanxi Heng Da Real Estate Co. Ltd. ("Heng Da") where he was engaged in various aspects of the real estate business and served as Chairman and General Manager. In 2002, Mr. Liu was in charge of the reorganization of the Zhongshanmen Printing Factory in Xi An, where he facilitates an acquisition of assets of approximately $1,250,000.

Ma, Shun Cheng — President and Director of the Company

    Mr. Ma is appointed as President of the Company. He is also a nominee for Director of the Board. Mr. Ma was born in 1963. He has more than 20 years experience in business management. Mr. Ma is one of the founders of Li Bao Ecological. Prior to the foundation of Li Bao Ecological in 2002, Mr. Ma founded Shaanxi Hong Bao Virescene Engineering Ltd. ("Hong Bao") in 1998, and served as Vice President of Hong Bao, where he was engaged in various engineering projects.

Tian, Wei — Chief Financial Officer and Director of the Company

    Mr. Tian is appointed as Chief Financial Officer of the Company. He is also a nominee for Director of the Board. Mr. Tian was born in 1973. He has experience in the accounting and banking industries. From 1991 to 2002, Mr. Tian worked in the Chinese State Commercial Bank, Xi An Branch. He began his employment at Li Bao Ecological in 2002. In addition, Mr. Tian works as a coordinator and assistant to the General Manager of Li Bao Ecological.

EXECUTIVE COMPENSATION:

Mr. Liu has not received any cash compensation from the Company in the last three years.

Mr. Ma has not received any cash compensation from the Company in the last three years.

Mr. Tian has not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended September 30, 2006 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors DISPATCH AUTO PARTS, INC.

Dated: December 5, 2006	By:	/s/ Daniel Slocum
Daniel Slocum

By:	/s/ Anthony Collura
Anthony Collura

By:	/s/ Wayne Barney
Wayne Barney